File No. 70-9807


              As filed with the Securities and Exchange Commission
                               on February 6, 2001

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             FORM U-1/A APPLICATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            Dominion Resources, Inc.
                               120 Tredegar Street
                               Richmond, VA 23219

                       Virginia Electric and Power Company
                               120 Tredegar Street
                               Richmond, VA 23219

        ----------------------------------------------------------------
                  (Name of companies filing this statement and
                    Addresses of principal executive offices)


                            Dominion Resources, Inc.

                     (Name of top registered holding company
                     parent of each applicant or declarant)


                                 James F. Stutts
                               Vice President and

                                 General Counsel
                            Dominion Resources, Inc.
                               120 Tredegar Street
                               Richmond, VA 23219
                        ---------------------------------
                     (Name and address of agent for service)

                    The Commission is also requested to send

                 copies of any communications in connection with
                                 this matter to:


                             Rudolph Bumgardner, IV
                        Dominion Resources Services, Inc.
                               120 Tredegar Street
                               Richmond, VA 23219

                                 Tia S. Barancik
                                 Thomas B. Reems

                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                               New York, NY 10019

                                TABLE OF CONTENTS

Item 1. Description of Proposed Transaction....................................1
           A. Introduction.....................................................1
              1. General Request...............................................1
              2. Description of the Transaction................................1
              3. Description of Generation Facilities..........................2
              4.  Operation of the Generation Facilities after Close
                   of the Transaction..........................................3
           B. Description of the Parties to the Transaction....................3
              1.  DRI and Virginia Power.......................................3
              2.  Sellers......................................................4

Item 2. Fees, Commissions and Expenses.........................................5

Item 3. Applicable Statutory Provisions........................................5
           A. Approval of the Transaction......................................6
              1. Section 10(b)(1)..............................................6
                   a.  Interlocking  Relationships.............................6
                   b.  Concentration of  Control...............................6
              2. Section 10(b)(2)..............................................7
                   a.  Fairness of Consideration...............................7
                   b.  Reasonableness of Fees..................................8
              3. Section 10(b)(3)..............................................8
              4. Section 10(c)(1)..............................................9
                   a. Section 8 Analysis.......................................9
                   b. Section 11 Analysis......................................9
              5. Section 10(c)(2).............................................10
              6. Section 10(f)................................................10

Item 4. Regulatory Approvals..................................................10

Item 5. Procedure.............................................................11

Item 6. Exhibits and Financial Statements.....................................11
           A. Exhibits........................................................11
           B. Financial Statements............................................12

Item 7. Information as to Environmental Effects...............................12

     This amended Form U-1 replaces and restates in its entirety the previous filing in File No. 70-9807.

Item 1.   Description of Proposed Transaction.

A.   Introduction.

     Virginia Electric and Power Company (the "Company"), an electric utility company and wholly owned subsidiary of Dominion Resources Inc. ("DRI"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act" or "1935 Act") has entered into a Put and Call Agreement dated November 22, 2000 ("Put and Call Agreement") with Westpower-Franklin, L.P., a Virginia limited partnership, LG&E Southhampton, L.P., a California limited partnership, LG&E Power 11 Incorporated, a California corporation, Westpower - Altavista, L.P., a Virginia limited partnership, LG&E Altavista, L.P., a California limited partnership, LG&E Power 12 Incorporated, a California corporation, Westpower-Hopewell, L.P., a Virginia limited partnership, LG&E Hopewell, L.P., a California limited partnership, and LG&E Power 13 Incorporated, a California corporation (collectively "Sellers"). Sellers own all of the partnership interests in three California general partnerships: LG&E - Westmoreland Southampton ("Southampton"), LG&E - Westmoreland Altavista
("Altavista") and LG&E - Westmoreland Hopewell ("Hopewell") (collectively "Partnerships") which own and operate three separate generation plants located in Virginia (collectively "Generation Facilities"). Under the Put and Call Agreement the Company may obtain all of Sellers' interests in the Partnerships, as described herein. When the Company acquires the Sellers' interests in the Partnerships, as contemplated by the Put and Call Agreement, the Partnerships will dissolve as a matter of law, and the Company will directly hold title to the Generation Facilities.

     The Company currently purchases from the Partnerships energy and capacity generated by the Generation Facilities pursuant to three long-term contracts at a price that is higher than existing and anticipated market rates. To reduce its costs, the Company seeks to acquire the Generation Facilities by purchasing
Sellers'  interests  in the  Partnerships  as  described  in the  Put  and  Call
Agreement.

     1.   General Request.

     As required by Sections 9(a)(1), 10 and 11(b) of the 1935 Act, the Company and DRI (collectively "Applicants") request authorization and approval of the Securities and Exchange Commission ("Commission") to acquire the Sellers' interest in the Partnerships, pursuant to the Put and Call Agreement ("Application"). When the Company acquires the Sellers' interests in the Partnerships, the Partnerships will dissolve as a matter of law, and the Company will directly hold title to the Generation Facilities. Thus, the Transaction is in effect an asset acquisition.

     2.   Description of the Transaction.

     Under the Put and Call Agreement, the Company grants Sellers an absolute right and option to require the Company to purchase and accept the transfer of Sellers' interests in the Partnerships (the "Put"). The Put is exercisable by Sellers at any time from and after January 5, 2001 and before September 30, 2001. The Sellers also grant to the Company an absolute and exclusive right and option to require Sellers to sell and transfer to the Company Sellers' interests in the Partnerships (the "Call"). The Call may be exercised by the Company at any time on or after March 1, 2001 and before September 30, 2001. Thus, via either the Put or the Call, the Company may acquire all of the Sellers' interests in the Partnerships ("Transaction"). Upon the Company's purchase of Sellers' interest in the Partnerships, the Partnerships will dissolve by operation of California law and title to the Generation Facilities will become vested in the Company. See Cal. Corporate Code ss.ss.16101(7) and 16302(d). Accordingly, the Company is, in effect, purchasing the Generation Facilities.

     The Sellers will receive approximately $206 million in consideration in exchange for their partnership interests. The Company will initially finance the Transaction through commercial paper issuances, which at some later date, and possibly combined with other outstanding commercial paper may be refinanced with long-term debt under currently approved issuance authority. The Company received authorization to issue securities in an amount sufficient to cover the costs of the Transaction from the Virginia State Corporation Commission ("Virginia Commission") (PUF 000016, May 26, 2000), which order was registered with the Commission on June 8, 2000 (SEC File No. 333-38510). Accordingly, all financings for the Transaction will be accomplished in compliance with Rule 52.

     3.   Description of Generation Facilities.

     The Generation Facilities are currently both "Qualifying Facilities" under the Public Utility Regulatory Policies Act of 1978, ("PURPA") as amended, and "Exempt Wholesale Generators" under the 1935 Act.

     The first facility, LG&E - Westmoreland Southampton ("Southampton"), is located in Southampton County, Virginia and is a stoker coal-fired cogeneration facility with a maximum net power production capacity of 62.7 MW and related interconnection facilities. It is interconnected with the Company at the high voltage (115kV) side of Southampton's main step-up transformer. Southampton currently sells capacity and associated energy at wholesale to the Company.

     The second facility, LG&E Westmoreland Altavista ("Altavista") is located in Altavista, Virginia and is a stoker coal-fired cogeneration facility with a maximum net power production capacity of 62.7 MW and related interconnection facilities. It is interconnected with the Company at the high voltage (115kV) side of Altavista's main step-up transformer. Altavista currently sells capacity and associated energy at wholesale to the Company.

     The third facility, LG&E - Westmoreland Hopewell ("Hopewell") is located in Hopewell, Virginia and is a stoker coal-fired cogeneration facility with a maximum net power production capacity of 62.7 MW and related interconnection facilities. It is interconnected with the Company at the high voltage (230 kV) side of Hopewell's main step-up transformer. Hopewell currently sells capacity and associated energy at wholesale to the Company.

     All three facilities are within the Company's existing service territory. See Exhibit E.

     Consummation of the Transaction will trigger two significant changes in the legal status of the Generation Facilities. First, because the Company will wholly own the Generation Facilities, they will no longer meet the definition of Qualifying Facility under PURPA. Second, because the Company will include the Generation Facilities in its rate base, the Generation Facilities will no longer be EWGs under the 1935 Act.

     4.   Operation of the Generation Facilities after Close of the Transaction

     After the transaction closes, the Generation Facilities will be operated in the same manner as the rest of the Company's facilities, and their production will be controlled by the same mechanisms that drive the dispatch of the Company's other facilities. The same system operator responsible for coordination and control of the Company's current fleet will also be responsible for the Generation Facilities. Their dispatch order will be based on their comparative operating expenses with the rest of the Company's units, and their capacity and energy will be available for native load needs of Virginia Power.

     Virginia has begun implementing electric deregulation, and in compliance with Virginia law, the Company is in the process of separating generation, transmission and distribution assets, and will treat the Generation Facilities in the same manner as existing generation assets.

B.   Description of the Parties to the Transaction.

     1.   DRI and The Company.

     As stated earlier, Dominion Resources, Inc. is a Virginia corporation and a registered public utility holding company under the 1935 Act. DRI, through its subsidiaries, is engaged in the energy business, principally in retail electricity and natural gas sales, electric and gas distribution, wholesale natural gas and electric generation and electricity sales, interstate gas transportation, and natural gas exploration and production activities.

     The principal subsidiaries of DRI are the Company, a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, and Consolidated Natural Gas Company ("CNG") which is also a registered holding company under the Act and which, through its subsidiaries is engaged in producing, transporting and acting as a retail marketer of natural gas serving customers in Pennsylvania, Ohio, Virginia, West Virginia, New York and other cities focused in the Northeast and Mid-Atlantic regions of the United States. The Company recently sold Virginia Natural Gas, Inc., ("VNG") a wholly owned subsidiary of CNG, to AGL Resources, Inc. DRI is also in the process of divesting Dominion Capital, Inc., another major subsidiary which is a diversified financial services company. DRI and all of its subsidiaries are referred to as the "DRI System."

     At and as of the nine months ending September 30, 2000, DRI had total assets of $29.822 billion, revenues of $6.479 billion, and net income of $330 million.

     The Company is a public utility engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square-mile area in Virginia and northeastern North Carolina. The Company operates nuclear, fossil fuel and hydroelectric generating units with an aggregate capability of 13,635Mw. It supplies energy at retail to approximately two million customers and sells electricity at wholesale to rural electric cooperatives, power marketers and certain municipalities. The Virginia service area comprises about 65 percent of Virginia's total land area, but accounts for over 80 percent of its population. In North Carolina, the Company serves retail customers located in the northeastern region of the state, excluding certain municipalities. The Company, and/or its subsidiaries, also engage in off-system wholesale purchases and sales of electricity and purchases and sales of natural gas, and is developing wholesale trading relationships beyond the geographic limits of its retail service territory.

     2.   Sellers.

     The Generation Facilities are owned by the Partnerships, which, in turn, are owned by the Sellers. Exhibit I graphically depicts the ownership structure of the Generation Facilities.

     Westpower-Franklin, L.P., a Virginia limited partnership, LG&E Southampton, L.P., a California limited partnership, and LG&E Power 11 Incorporated, a California corporation, own 30%, 25% and 45% general partnership interests, respectively, in Southampton. Westpower-Altavista, L.P., a Virginia limited partnership, LG&E Altavista, L.P., a California limited partnership, and LG&E Power 12 Incorporated, a California corporation, own 30%, 25% and 45% general partnership interests, respectively, in Altavista. Westpower-Hopewell, L.P., a Virginia limited partnership, LG&E Hopewell, L.P., a California limited partnership, and LG&E Power 13 Incorporated, a California corporation, own 30%, 25% and 45% general partnership interests, respectively, in Hopewell.

     The ownership of the Sellers is held, through subsidiaries, by three intermediate parent entities: Westmoreland Energy, Inc., a Delaware corporation ("Westmoreland Energy"), LG&E Energy Corp., a Kentucky corporation ("LG&E Energy") and Fourfold Cogeneration Corporation, a Delaware corporation ("Fourfold"). The ownership of the intermediate parent entities is held, through subsidiaries, by three ultimate parent entities, respectively: Westmoreland Coal Company, a Delaware corporation ("Westmoreland Coal"), Powergen plc, a public limited company registered in England and Wales ("Powergen") and Chrysler Financial Corp., a Michigan corporation ("Chrysler").

     Westmoreland Coal, through subsidiaries, is principally engaged in the production and sale of coal from the Powder River Basin, the ownership of interests in cogeneration and other non-regulated independent power plants and the leasing of capacity at a maritime coal storage and vessel loading facility.

     Powergen is a registered public utility holding company under the 1935 Act and is, through its subsidiaries, engaged in the generation and distribution of electricity, the transportation, marketing and delivery of natural gas and the development and operation of independent power plants, in the United States, the United Kingdom and worldwide. Powergen's principal non-United States subsidiaries include, Powergen Group Holdings ("PGGH"), a foreign utility company ("FUCO") under the 1935 Act, which owns Powergen International Holdings Ltd. ("PGIH") and Powergen UK plc ("PGUK").

     On December 11, 2000, Powergen completed its acquisition of LG&E Energy, a public utility holding company exempt from registration under Section 3(a)(1) of the 1935 Act. LG&E Energy has two principal subsidiaries, Louisville Gas and Electric Company, a Kentucky corporation ("LG&E"), and Kentucky Utilities Company, a Kentucky and Virginia corporation ("KU"), both of which are public utilities. KU is also a public utility holding company exempt from registration by order under Section 3(a)(1) of the 1935 Act by reason of its minority ownership interests in Electric Energy Inc., an Illinois corporation, and Ohio Valley Electric Corporation, an Ohio corporation, both electric utility companies.

     LG&E Energy, through wholly-owned subsidiaries and subsidiaries jointly owned with Fourfold, indirectly owns a 50% interest in each of the Partnerships.

     Fourfold, a subsidiary of Chrysler, through subsidiaries jointly owned with LG&E Energy, indirectly owns a 20% interest in each of the Partnerships.

Item 2.   Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction are estimated as follows:

Accountants' Fees                                             25,000
Legal Fees and Expenses                                    1,000,000
Investment Bankers' Fees and Expenses                              0
Other Fees                                                   996,000
Total                                                      2,021,000


Item 3.   Applicable Statutory Provisions.

     Sections 9(a)(1), 10 and 11(b) of the 1935 Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the Transaction. To the extent that other Sections of the 1935 Act or the Commission's Rules thereunder are deemed applicable to the Transaction, such Sections and Rules should be considered to be set forth in Item 3.

     Because the Partnerships will dissolve upon closing, the Transaction is in effect an asset acquisition. The Generation Facilities will be: (1) directly physically connected to the Company's transmission system; (2) directly owned by the Company, a public utility company; and (3) within the Company's existing service territory. Therefore, the Transaction will not create the kind of disjointed utility system that Congress intended to prohibit when it adopted the Act. When examining similar transactions in the past, the Commission has approved the acquisition of assets based on similar factual predicates. See Public Service Company of Oklahoma, Holding Co. Act Release No. 24696 (Aug. 16,
1988); Delmarva Power & Light Company, Holding Co. Act Release No. 19653 (Aug. 18, 1976); Ohio Edison Company, Holding Co. Act Release No. 18527 (Aug. 9,
1974).

     The Company's acquisition of the Generation Facilities will generate cost savings. First, the Company currently purchases all of the electrical capacity and energy output of the Generation Facilities at prices higher than the current and expected market price pursuant to 25-year Power Purchase and Operating Agreements ("PPAs"). By acquiring the Generation Facilities, the Company will obtain the flexibility to operate such facilities when it is economical to do so rather than having to dispatch those units at times solely to comply with the terms of the PPAs. Thus, the proposed system will enable the Company to operate the Generation Facilities when they produce the greatest economic benefits.

     Second, should the need for the Generation Facilities cease, the Company will have the ability to retire or sell them without having to continue to pay the capacity payments required by the PPAs. The capacity charges associated with the Facilities are among the highest of all of the Company's NUG contracts, and, by acquiring the Facilities, the Company has the opportunity to eliminate high priced capacity and energy contracts. The Company's analysis shows that if the Company owns and operates the Facilities, over the remaining life of the PPAs, there will be substantial reductions in the costs associated with the
Facilities. The Total Sum of outstanding capacity payments for all three (3) Facilities is over $500 Million ($507,430,000). The Net Present Value is $336,406,000 (discounted at 9%). This amount is far in excess of the anticipated purchase price of $206 Million and is projected to save the Company approximately $130 Million in capacity payments.

A.   Approval of the Transaction.

     In pertinent part, Section 9(a)(1) provides that "unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful . . . for any registered holding company . . . to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10.

     1.   Section 10(b)(1).

     Section 10(b)(1) directs the Commission to approve an acquisition that meets the requirements of subsection (f) unless it finds that the acquisition will "tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers."

          a.   Interlocking Relationships.

     Because  the  Transaction  is  essentially  an  asset  purchase,   and  the
Partnerships will dissolve upon closing, there will not be any interlocking relations among public-utility companies.

          b.   Concentration of Control.

     Likewise, the Transaction will not result in detrimental concentration of control. Section 10(b)(1) also is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978). In applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., Holding Co. Act Release No. 15958 (Feb.6, 1968). The Transaction will not create a "huge, complex and irrational system" but will allow the Company to operate the Generation Facilities when it is economical to do so rather than in the uneconomical manner required by the PPAs.

     While the Transaction will expand the generation capability of the Company by approximately 188 MW, this is an insignificant increase. In addition, the Transaction will not increase the Company's customer base or revenues, the other traditional means of measuring a utility's size, since the Company already purchases all of the Generation Facilities' output. Rather, it will merely increase the Company's asset base and reduce its cost of purchased electricity.

     Other regulatory agencies will review the concentration of control and any potential competitive effects. In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." DRI and the Sellers will file Notification and Report Forms with the DOJ and FTC pursuant to the Hart-Scott-Rodino Act of 1976, as amended ("HSR ACT") describing the effects of the Transaction on competition in the relevant market and it is a condition to the consummation of the Transaction that the applicable waiting periods under the HSR Act shall have expired or been terminated. Moreover, the Virginia Commission, must approve the transaction, and the Applicants will submit an application seeking approval of the Transaction. See Exhibit D-3.

     Finally, the competitive impact of the Transaction will be fully considered by the Federal Energy Regulatory Commission ("FERC") pursuant to Section 203 of the Federal Power Act in its review of the Transaction. As explained more fully in the FERC application, a copy of which is attached hereto as Exhibit D-1, the Transaction will not have an adverse effect on competition.

     For these reasons, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or consumers within the meaning of Section 10(b)(1) and the Commission may justifiably rely on the FERC and the DOJ/FTC to review any other allegations that the Transaction will result in anti-competitive effects.

     2.   Section 10(b)(2).

     Section 10(b)(2) requires the Commission to determine whether the consideration to be paid in connection with the Transaction, including all fees, commissions and other remuneration, is reasonable and whether it bears a fair relation to, investment in and earning capacity of the underlying utility assets.

          a.   Fairness of Consideration.

     The consideration for the Transaction is the product of extensive and vigorous arm's-length negotiations between the Company and the Sellers. These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the Generation Facilities. As recognized by the Commission in Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990) citing Ohio Power Co., 44 SEC 340, 346
(1970), prices arrived at through arm's-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied. In addition, as described earlier, purchase of the Generation Facilities will generate substantial savings for the Company because (a) the company will operate the Generation Facilities when it is economical to do so rather in the less economical manner dictated by the PPAs and (b) the Company has the option to not operate the Generation Facilities and avoid paying the capacity charges mandated by the PPAs.

          b.   Reasonableness of Fees.

     Applicants believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application, Applicants together expect to incur a combined total of approximately $2,021,000 in fees, commissions and expenses in connection with the Transaction. Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of the Transaction and the strategic benefits to be achieved, and further that the fees and expenses are fair and reasonable in light of the complexity of the Transaction. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3,
1992),  modified on other  grounds,  Holding Co. Act Release No.  25550 (June 4,
1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on an acquisition price of $206 million, the total estimated fees and expenses represent approximately 1% of the value of the consideration. This percentage of fees and expenses is less than that of other transactions approved by the Commission. See Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3,
1992) (approximately 2% of the value of the assets to be acquired).

     3.   Section 10(b)(3).

     Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate the capital structure of DRI or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the DRI system. As mentioned earlier, the Company will initially finance the Transaction through commercial paper issuances, which at some later date and possibly combined with other outstanding commercial paper may be refinanced with long-term debt under currently approved issuance authority. Because the Transaction will not result in the creation of any new subsidiaries and DRI is financing the Transaction with standard forms of short-term and long-term debt which comply with its existing financing orders, the Transaction does not unduly complicate the capital structure of DRI.

     4.   Section 10(c)(1).

     Section 10(c)(1) prohibits the Commission from approving an acquisition for which Commission approval is required under Section 9(a) if such acquisition is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

          a.   Section 8 Analysis.

     Section 8 concerns are not implicated by a transaction in which an existing electric utility company purchases electric generation assets with state commission approval.

          b.   Section 11 Analysis.

     In pertinent part, Section 11(b)(1) of the 1935 Act charges the Commission with ensuring that:

         each registered holding company, and each subsidiary company thereof, shall take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system:
         Provided however, that the Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumes and not detrimental to the proper functioning of such system or systems.

     DRI is an integrated system, and applicants propose to acquire the Generation Facilities as integrated parts of the Company. Section 2(a)(29)(A) defines integrated public-utility system as:

         a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

The fact that (1) the Generation Facilities are already physically interconnected to the Company's electrical system; (2) the Company will dispatch the Generation Facilities using the same mechanisms and same system operator as it does to operate its existing generation; and (3) the Generation Facilities are all located in the Commonwealth of Virginia and within the Company's existing service territory demonstrate that the acquisition complies with the interconnection, economical operation and single area or region requirements of
Section 11(b)(1). The Virginia Commission is evaluating the Transaction, and after consummation of the Transaction, the Company will continue to be subject to regulation by the Virginia Commission and the North Carolina Utilities Commission, and DRI will be continue to be regulated by the same agencies as before the Transaction. Thus, the Transaction will not impair the effectiveness of regulation. See Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25,
1998). Finally, since the Generation Facilities are located within the Company's existing service territory and since LG&E Power Services Inc. will continue to manage the Generation Facilities pursuant to operation and maintenance agreements, as they did before the Transaction, the Transaction will not impair the effectiveness of local management.

     5.   Section 10(c)(2).

     Section 10(c)(2) requires the Commission to find that a proposed transaction will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. As discussed earlier, the Company currently purchases all of the electrical capacity and energy output of the Generation Facilities at prices higher than the current and expected market price. By acquiring the Generation Facilities, the Company will obtain the flexibility to operate them when it is economical to do so rather than having to dispatch those units solely to comply with the terms of the PPAs. Thus, the proposed system will enable the Company to operate the Generation Facilities when they produce the greatest economic benefits. Likewise, should the need for the Generation Facilities cease, the Company will have the ability to retire or sell them without having to continue to pay the capacity payments required by the PPAs.

     6.   Section 10(f).

     Section 10(f) prohibits the Commission from approving the Transaction unless the Commission is satisfied that the Transaction will be undertaken in compliance with applicable state laws. As described in Item 4 of this Application, the Transaction requires approval of the Virginia Commission and will be consummated in compliance with the laws of Virginia.

Item 4.   Regulatory Approvals.

     Set forth below is a summary of the regulatory approvals, in addition to the approval of the Commission under the 1935 Act, that Applicants will obtain in connection with the Transaction.

Antitrust Considerations

     Under the HSR Act, the Company and Sellers cannot consummate the Transaction until each has submitted certain information to the Antitrust Division of the DOJ and the FTC. Additionally, the Company and Sellers must satisfy specified HSR Act waiting period requirements. The Company and Sellers expect to file the required Notification and Report Form as soon as practicable.

Federal Power Act

     Under Section 203 of the Federal Power Act, the FERC has jurisdiction over a public utility's transfer of jurisdiction facilities with a value in excess of $50,000. The application to the FERC is attached as Exhibit D-1.

Virginia State Corporation Commission

     The Virginia Utility Facilities Act, Va. Code ss.56-265.2, requires a public utility to obtain a certificate of public convenience and necessity from the Virginia Commission before it constructs or acquires any facilities for use in public utility service, and the Company will submit an application requesting the necessary approvals. The application to the Virginia Commission is attached as Exhibit D-3.

Item 5.   Procedure.

     Applicants request that the Commission issue and publish no later than January 19, 2001, the requisite notice under Rule 23 with respect to this Application; such notice specifying February 13, 2001 as the date by which comments may be entered and the date on which an order granting and permitting the Application to become effective may be entered by the Commission and that the Commission enter not later March 2, 2001, an appropriate order granting and permitting this Application to become effective.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements.

A.                    Exhibits.

A-1 Amended and Restated Joint Venture Agreement of Hadson Power 12 - Altavista, dated December 28, 1989; Amendment to Amended and Restated Joint Venture Agreement of Hadson Power 12 - Altavista, dated August 28, 1992; Second Amendment to Amended and Restated Joint Venture Agreement of LG&E - Westmoreland Altavista, dated April 3, 1995 (Previously Filed).

A-2 Amended and Restated Joint Venture Agreement of Hadson Power 13 - Hopewell, dated December 28, 1989; Amendment to Amended and Restated Joint Venture Agreement of Hadson Power 13 - Hopewell, dated August 28, 1992; Second Amendment to Amended and Restated Joint Venture Agreement of LG&E - Westmoreland Hopewell, dated April 3, 1995 (Previously Filed).

A-3 Amended and Restated Joint Venture Agreement of Hadson Power 11 - Southampton, dated December 28, 1989; Amendment to Amended and Restated Joint Venture of Hadson Power 11 - Southampton, dated August 28, 1992; Second Amendment to Amended and Restated Joint Venture Agreement of LG&E - Westmoreland Southampton, dated April 3, 1995 (Previously Filed).

D-1  Application to the Federal Energy Regulatory Commission (Previously Filed).

D-2 Order of the Federal Energy Regulatory Commission (to be filed by amendment).

D-3  Application to the Virginia State Corporation  Commission (Filed Under Form
     SE).

D-4 Order of the Virginia State Corporation Commission (to be filed by amendment).

E Map of the Company's Service Territory and Generation Facilities (to be filed by amendment).

F-1  Opinion of Counsel for the Company (to be filed by amendment).

F-2  Past-Tense Opinion of Counsel (to be filed by amendment).

H    Form of Notice (Previously Filed).

I    Organizational Chart of Sellers (Filed Under Form SE).

B.   Financial Statements.

FS-1 Dominion  Resources  Actual and Pro Forma  Consolidated  Balance  Sheet and
     Statement of Income for the nine months ending September 30, 2000 incorporated by reference to SEC File No. 001-08489.

FS-2 The Company Actual and Pro Forma Consolidated Balance Sheet and Statement of Income for the nine months ending September 30, 2000 incorporated by reference to SEC File No. 001-08489.

FS-3 Dominion Resources Annual Report for the year ending December 31, 1999, incorporated by reference to SEC File No. 001-8489.

FS-4 The Company Actual and Pro Forma Consolidated Balance Sheet and Statement of Income for the year ending December 31, 1999 (to be filed by amendment)

Item 7.   Information as to Environmental Effects.

     The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Section 4321, et seq. The only federal actions related to the Transaction pertain to the Commission's approval of this Application under the 1935. Consummation of the Transaction will not result in changes in the operations of DRI, the Company or their subsidiaries. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the Public Utility Holding Company Act of 1935, the undersigned company has caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dominion Resources, Inc.                    Virginia Electric and Power Company

By:  /s/James F. Stutts                     By:  /s/Richard T. Thatcher
   Name:   James F. Stutts                      Name:   Richard T. Thatcher
   Title:  Vice President and                   Title:  Vice President
           General Counsel                   Date:    February 6, 2001
Date:    February 6, 2001